White Knight Resources Ltd.

82-2850

04030926

NEWS RELEASE

Additional Land Acquired in Cortez Trend, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
June 1, 2004

White Knight Resources Ltd. has acquired the Benmark and Goldstone properties located in Eureka County, Nevada.

The 100% owned Benmark property consists of 51 unpatented mining claims acquired by staking in the southern Roberts Mountains, five miles northeast of the Atlas Precious Metals Inc. former producing Gold Bar Mine. The claims cover an area of extensive gold-in-soil anomalies. Surface rock-chip sampling has returned up to 0.043 oz/ton gold over 60 feet in a surface channel sample. Potential exists for both structurally controlled and stratabound Carlin-type gold deposits with Lower-plate silty carbonates on the property.

The 100% owned Goldstone property was acquired by staking and comprises a block of 43 unpatented mining claims covering Atlas' former Goldstone Mine which produced 70,997 ounces of gold at an average grade of 0.082 oz/ton gold. Previous exploration by Atlas included drilled shallow vertical holes that did not adequately test for narrow high-grade structurally controlled deposits or deeper mineralization. The highwall of the Goldstone pit contains a high-grade zone (≈1 oz/ton gold over a narrow structural zone) which is unexplored along strike.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

dw 6/22

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com

WHITE KNIGHT RESOURCES LTD.

THIRD QUARTER REPORT

FOR THE

NINE MONTH PERIOD ENDED

MARCH 31, 2004

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEETS
(Prepared by management without audit)
Canadian Funds

Schedule A
Statement 1

	March 31 2004	June 30 2003
ASSETS		
Current		
Cash	$ 8,308,116	$ 133,386
Accounts receivable	15,725	2,099
Deposits and prepaid expenses	24,031	11,386
	8,347,872	146,871
Mineral properties (Note 3)	1,625,133	1,104,759
Deferred exploration costs (Note 4)	580,639	506,371
Reclamation bonds	143,186	146,987
Capital assets (Note 5)	35,659	6,839
	$ 10,732,489	$ 1,911,827
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 31,414	$ 10,574
Due to related parties (Note 6)	41,925	223,538
	73,339	234,112
SHAREHOLDERS' EQUITY		
Capital Stock (Note 7)	20,972,637	11,523,920
Contributed Surplus (Note 8)	50,625	
Deficit	(10,364,112)	(9,846,205)
	10,659,150	1,677,715
	$ 10,732,489	$ 1,911,827

On behalf of the Board:

"John M. Leask"
Director

"Megan M. Cameron-Jones"
Director

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)
For the period ending March 31
Canadian Funds

Schedule A
Statement 2

	2004		2003	
	Quarter to Date	**Year to Date**	**Quarter to Date**	**Year to Date**
EXPENSES				
Amortization	$ 4,058	$ 4,972	$ 734	$ 2,223
Audit		10,950		11,550
Banking charges & interest	267	836	139	691
Consulting & technical	22,736	54,533	11,381	40,927
General corporate expenses	6,468	24,468	6,171	12,030
Investor relations & shareholder information	14,990	36,362	5,523	20,699
Legal	1,554	12,694	7,842	22,720
Management fees	48,000	144,000	16,000	40,000
Rent	10,894	17,894	3,057	9,169
Stock based compensation (Note 8)		50,625		
Telephone	1,674	4,648	1,077	3,776
Transfer agent & listing fees	31,604	42,364	3,881	7,952
Travel and entertainment	11,574	16,258	191	644
Wages and benefits	27,852	27,852		
LOSS BEFORE UNDER-NOTED ITEMS	**181,671**	**448,456**	**55,996**	**172,381**
Interest	(21,922)	(28,350)	(1,958)	(6,540)
Loss (gain) on foreign exch.	(5,495)	1,640	33,634	9,437
Option payments received			(6,662)	9,168
Write-off of exploration costs	45,533	96,161	25,981	90,161
LOSS FOR THE PERIOD	199,787	517,907	106,991	274,607
DEFICIT, BEGINNING OF PERIOD	10,164,325	9,846,205	9,656,075	9,488,459
DEFICIT, END OF PERIOD	**10,364,112**	**10,364,112**	**9,763,066**	**9,763,066**
BASIC & DILUTED LOSS PER COMMON SHARE	**$ 0.004**	**$ 0.010**	**$ 0.004**	**$ 0.009**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)
For the period ending March 31
Canadian Funds

Schedule A
Statement 3

		2004		2003	
		Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows From					
Operating Activities	Loss for the period	$ (199,787)	$ (517,907)	$ (106,991)	$ (274,607)
	Amortization	4,058	4,972	734	2,223
	Write-off of exploration costs	45,533	96,161	25,981	90,161
	Stock based compensation		50,625		
	Changes in non-cash working capital				
	Decrease (increase) in accounts receivable	4,102	(13,626)	(50,205)	(64,887)
	Decrease (increase) in deposits and prepaid expenses	(17,038)	(12,645)	74,661	(1,391)
	Increase (decrease) in a/p and accr. liabilities	14,384	20,839	28,728	(14,460)
	Increase (decrease) in due to related parties	(19,844)	(181,613)	37,812	97,171
		(168,592)	(553,194)	10,720	(165,790)
Investing Activities	Acquisition of mineral properties	(189,160)	(520,374)	8,075	(143,284)
	Exploration and development costs	(64,920)	(170,429)	(56,827)	(156,746)
	Reclamation bonds	(1,554)	3,801	3,641	73,311
	Capital assets	(33,791)	(33,791)		
		(289,425)	(720,793)	(45,111)	(226,719)
Financing Activities Issuance of Share Capital		6,529,826	9,448,716	41,750	41,750
		6,529,826	9,448,716	41,750	41,750
Net Increase (Decrease) in Cash		6,071,809	8,174,729	7,359	(350,759)
Cash – Beginning of Period		2,236,306	133,386	150,549	508,667
Cash – End of Period		**8,308,115**	**8,308,115**	**157,908**	**157,908**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
Notes to Financial Statements
(Prepared by management without audit)
For the period ending March 31, 2004

1. NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties. The Company is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Mar 31, 2004	June 30, 2003
Working capital (deficit)	$ 8,274,533	$ (87,241)
Deficit	(10,364,112)	(9,846,205)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

White Knight Gold (U.S.) Inc.
CUN Minerals Inc.
Quito Gold Corp.

All material inter-company transactions have been eliminated upon consolidation.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and do not reflect present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Provision for site restoration

Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided over the life of the ore body on a unit-of-production basis.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in the United States of America. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in the United States.

The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Capital assets and amortization

Capital assets are recorded at cost and amortization is calculated at the following rates per annum using the declining-balance method:

Vehicles and equipment	30%
Office equipment	20%

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Stock-based compensation

Effective July 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

	Balance at Jun 30/03	Additions To Mar 31/04	Balance at Mar 31/04
Nevada			
• Cabin Creek	$ 13,052	$ 4,356	$ 17,408
• Celt		30,577	30,577
• Cottonwood	30,692	15,677	46,369
• Fye Canyon		111,190	111,190
• Gold Bar Horst	61,700	20,759	82,459
• Gold Pick	8,202	2,598	10,800
• Hunter	36,203	14,982	51,185
• Indian Ranch	108,402		108,402
• McClusky Pass	400	55,570	55,970
• New Pass	387,381	15,537	402,918
• Pat Canyon		34,825	34,825
• Slaven Canyon	54,177	100,737	154,914
• Squaw Creek	404,550	21,925	426,475
• Tonkin Summit		59,375	59,375
• General Exploration		32,266	32,266
Total	1,104,759	520,374	1,625,133

Nevada Properties

Cabin Creek

The Company acquired the Cabin Creek property in October 2001 by staking. The property comprises 30 unpatented claims located in Eureka County.

Celt

During the period, the Company acquired the Celt property by staking. The property comprises 134 unpatented claims located in Eureka County.

6

Cottonwood

The Company staked 56 unpatented claims in 2001 and then executed a mining lease agreement dated February 2002 on six adjacent unpatented claims, located in Eureka County. The terms of the agreement required the Company to pay an initial lease payment of US$1,000, and make successive annual lease payments totaling US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return of 4% on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$50,000.

Fye Canyon

During the period, the Company acquired the Fye Canyon property by staking. The property comprises 309 unpatented lode claims located in Eureka County.

Gold Bar Horst

The Company staked the Gold Bar Horst property in September 2001. The property comprises 143 unpatented claims located in Eureka County.

Gold Pick

The Company staked the Gold Pick property in June 2002. The property comprises 15 unpatented claims located in Eureka County.

Hunter

The Company staked 46 unpatented claims in 2001 and then executed a mining lease agreement dated February 2002 on 2 adjacent unpatented claims, located in Eureka County. The terms of the agreement required the Company to pay an initial lease payment of US$2,000 and issue 20,000 common shares of the Company, and then make successive annual lease payments totaling US$12,000 and issue 80,000 common shares of the Company over the next four year period, and pay US$7,000 per year thereafter. The lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$75,000.

Indian Ranch

In 1994, the Company entered into a lease agreement with subsequent amendments for a 100% interest in 48 claims located in Eureka County by issuing 100,000 shares. The agreement is subject to a 6% net smelter return royalty payable to the lessee, which may be converted to a 3% net smelter return royalty by paying US$500,000. An additional 496 claims have been staked within the area of interest.

In 1997, the Company entered into an option agreement with Chapleau Resources Ltd. ("Chapleau") which was subsequently amended. Pursuant to the terms of the agreement and the subsequent amendment, in June of 2001 Chapleau vested a 40% undivided interest in the property by making option payments totaling US$400,000 and incurring cumulative expenditures of US$1,500,000.

In 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company ("Kennecott") whereby Kennecott could earn a 60% interest in the property by making option payments and incurring cumulative expenditures. Kennecott terminated the option agreement in November 2001 and as a result, Chapleau's 40% vested interest reduced to a 25% undivided interest in the property.

In March 2003, the Company and Chapleau entered into a Binding Letter Agreement with Placer Dome U.S.

7

Inc. ("Placer Dome"). Placer Dome may earn an undivided 60% leasehold interest in Indian Ranch by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies US$40,000 for their 2002 claim filing costs (received). Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

McClusky Pass

During the period, the Company acquired a 100% interest in the McClusky Pass property by staking 243 unpatented mining claims located in Eureka County.

New Pass

In 1998, the Company purchased a 100% interest in the New Pass property from Quest USA Resources Inc. by making payments totaling US$165,000, subject to a 2.75% net smelter return royalty. In 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. New Pass is comprised of 107 claims located in Churchill County.

Pat Canyon

During the period, the Company acquired the Pat Canyon property by staking. The property is comprised of 131 unpatented lode claims located in Eureka County.

Slaven Canyon

Since 2001, the Company has staked 258 unpatented claims located in Lander County. In 2003, the Company acquired the surface and mineral rights on an additional 692 acres of land contiguous to the Company's claims by executing five lease agreements which provide for annual lease payments ranging from US$50 to US$12,800. The underlying royalties retained by the owners range from a 0.5% NSR to a 3.5% NSR with a buy-down provision reducing the 3.5% NSR to a 2% NSR by paying US$1,500,000.

Squaw Creek

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking.

4. DEFERRED EXPLORATION AND DEVELOPMENT COSTS

Exploration Expenditures

By Type of Cost	Balance at Jun 30/03	Additions to Mar 31/04	Balance at Mar 31/04
• Assays	$ 680,604	$	$ 680,604
• Consulting	2,342,159	115,078	2,457,237
• Drafting & report preparation	393,336	15,038	408,374
• Drilling	2,753,845		2,753,845
• Field operations	648,526	14,653	663,179
• Reclamation	178,608	877	179,485
• Recording	80,079		80,079
• Supervision	356,177		356,177
• Surveys	320,921	16,610	337,531
• Transportation	91,287		91,287
• Trenching & site preparation	368,921		368,921
• Recovery	(4,897,361)		(4,897,361)
• Write-off	(2,810,731)	(87,988)	(2,898,719)
Total	$ 506,371	$ 74,268	$ 580,639

	Balance at Jun 30/03	Additions To Mar 31/04	Recoveries to Mar 31/04	Write-offs to Mar 31/04	Balance at Mar 31/04
By Project					
• Cabin Creek	$ 26,322	$	$	$	$ 26,322
• Celt		19,134			19,134
• Cottonwood	30,807				30,807
• Fye Canyon		8,413			8,413
• Gold Bar Horst	40,976				40,976
• Gold Pick	47,939	10,196			58,135
• Hunter	23,028				23,028
• Indian Ranch	10,099	2,074			12,173
• McClusky Pass	7,267	13,742			21,009
• New Pass	229,959	4,118			234,077
• Pat Canyon		4,866			4,866
• Slaven Canyon	88,531	7,203			95,734
• Squaw Creek	1,443				1,443
• Tonkin Summit		2,310			2,310
• General Exploration		98,373		(96,161)	2,212
Total	$ 506,371	$ 170,429	$	$ (96,161)	$ 580,639

5. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value Mar 31 2004	Net Book Value Mar 31 2003
Vehicles and equipment	$ 44,529	$ 39,850	$ 4,679	$ 5,216
Office equipment	41,829	10,849	30,980	2,046
	$ 86,358	$ 50,699	$ 35,659	$ 7,262

6. RELATED PARTIES

During the period ended March 31, 2004, the Company entered into the following transactions with related parties:

(a) Paid or accrued $144,000 (2003 - $40,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

(b) Paid or accrued $83,732 (2003 - $97,564) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $77,598 (2003 - $83,564) are included or written off to Deferred Exploration Costs.

At March 31, 2004, there is $41,925 (2003 - $187,872) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9

7. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at June 30, 2003	29,158,652	$ 11,523,920
Issued for cash		
Incentive stock options	2,124,500	267,310
Exercise of warrants	5,237,543	2,013,930
Private Placement	10,389,704	7,159,477
Issued for property acquisition	40,000	8,000
Balance as at March 31, 2004	46,950,399	$ 20,972,637

As at March 31, 2004, warrants were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
411,765	$0.25	June 27, 2004
200,000	$0.60	October 24, 2004
7,719,998	$1.25	July 29, 2005
588,235	$1.25	August 3, 2005
2,625,000	$0.60	October 24, 2005

As at March 31, 2004, director and employee stock options were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
150,000	$0.41	September 23, 2004
80,000	$0.10	February 21, 2005
65,000	$0.10	May 14, 2006
805,500	$0.23	January 23, 2008
2,074,500	$0.41	September 23, 2008
300,000	$0.75	March 1, 2009
3,475,000		

Under the Company's amended Stock Option plan effective November 4, 2002, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. As at December 31, 2003, the Company had stock options outstanding for the purchase of 3,225,000 common shares, of which 3,112,000 were exercisable.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options
Balance at June 30, 2003	3,075,000
Options exercised	(2,124,500)
Options granted	2,524,500
Balance at March 31, 2004	3,475,000

8. STOCK-BASED COMPENSATION

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

Loss as reported	$	517,907
Compensation expense under Section 3870		896,290
Pro forma loss	$	1,414,197
Pro forma basic and diluted loss per common share	$	0.03

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	Sep 30/03	Mar 31/04
Risk-free interest rate	3.89%	3.40%
Expected life of options	5 years	5 years
Annualized volatility	115.90%	132.10%
Dividend	0.00%	0.0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9. SUBSEQUENT EVENTS

The Company acquired by staking the Tonkin Summit property in April 2004. The property comprises 147 claims located in Eureka County, Nevada.

11

Schedule B – Supplementary Information

1. Additional Information for the Year to Date:

   (a) Analysis of Deferred Costs, Exploration and Development:

   See Note 4 of the Financial Statements

   (b) General and Administrative Expenditures:

   See Consolidated Statements of Operations and Deficit in the Financial Statements

2. Expenditures to Non-Arm's Length Parties (in aggregate):

   See Note 6 of the Financial Statements

3. (a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
09-26-03	Common shares	Option exerc.	1,652,500	$0.10	165,250	Cash	Nil
09-26-03	Common shares	Option exerc.	422,000	$0.23	97,060	Cash	Nil
10-09-03	Common shares	Warrant exerc.	13,158	$0.44	5,790	Cash	Nil
10-10-03	Common shares	Warrant exerc.	10,793	$0.44	4,749	Cash	Nil
10-21-03	Common shares	Warrant exerc.	164,180	$0.44	72,239	Cash	Nil
10-27-03	Common shares	Warrant exerc.	127,685	$0.44	56,181	Cash	Nil
10-28-03	Units(1) Units(2) Finders Warrants(3)	Priv. placement Finders Fee Finders Fee	2,500,000 125,000 200,000	$0.40 $0.00 $0.00	1,000,000 0.00 0.00	Cash	Nil
10-29-03	Common shares	Warrant exerc.	421,053	$0.44	185,263	Cash	Nil
10-30-03	Common shares	Warrant exerc.	315,210	$0.44	138,692	Cash	Nil
11-04-03	Common shares	Warrant exerc.	228,132	$0.44	100,378	Cash	Nil
11-05-03	Common shares	Warrant exerc.	26,315	$0.44	11,579	Cash	Nil
11-05-03	Common shares	Warrant exerc.	100,000	$0.25	25,000	Cash	Nil
11-06-03	Common shares	Warrant exerc.	100,000	$0.44	44,000	Cash	Nil
11-07-03	Common shares	Warrant exerc.	159,605	$0.44	70,226	Cash	Nil
11-10-03	Common shares	Warrant exerc.	200,000	$0.44	88,000	Cash	Nil
11-13-03	Common shares	Warrant exerc.	657,895	$0.44	289,474	Cash	Nil
11-17-03	Common shares	Warrant exerc.	200,000	$0.44	88,000	Cash	Nil
11-18-03	Common shares	Warrant exerc.	1,084,106	$0.44	477,007	Cash	Nil
01-09-04	Common shares	Warrant exerc.	1,429,411	$0.25	357,353	Cash	Nil
01-15-04	Common shares	Property Acq.	40,000	$0.20	8,000	Property	Nil
01-29-04	Units(4) Agents' Warrants(5)	Priv. placement Agency Fee	7,764,704 543,529	$0.85 $0.00	6,600,000	Cash	$275,375
02-29-04	Common shares	Option exerc.	50,000	$0.10	5,000	Cash	Nil

(1) Units consist of 2,500,000 common shares and 2,500,000 warrants, each warrant to purchase an additional common share at $0.60 exercisable until October 24, 2005

(2) Units consist of 125,000 common shares and 125,000 warrants, each warrant to purchase an additional common share at $0.60 exercisable until October 24, 2005

(3) Finders Warrants consist of 200,000 warrants, each warrant to purchase one common share at $0.60 until October 24, 2005

(4) Units consist of 7,764,704 common shares and 7,764,704 warrants. Of that, 7,176,469 warrants can purchase an additional common share at $1.25 until July 29, 2005 and 588,235 warrants can purchase an additional common share at $1.25 until August 3, 2005

(5) Agents' Warrants consist of 543,529 warrants, each warrant to purchase one common share at $1.25 until July 29, 2005

(b)

(c) Summary of Options Granted During the Period:

Date	Number	Name	Exercise Price	Expiry Date
09-23-03	250,000	Megan Cameron-Jones	$0.41	09-23-08
09-23-03	125,000	Robert Cuffney	$0.41	09-23-08
09-23-03	604,500	Brian Edgar	$0.41	09-23-08
09-23-03	547,500	Gordon Leask	$0.41	09-23-08
09-23-03	547,500	John Leask	$0.41	09-23-08
09-23-03	150,000	Consultants	$0.41	09-23-04
03-01-04	50,000	Robert Cuffney	$0.75	03-01-09
03-01-04	250,000	Consultants	$0.75	03-01-09
Total	2,524,500			

(d) Summary of Securities as at the End of the Period: See Note 7 of the Financial Statements

(e) Directors and Officers of the Company:

John M. Leask, President and Chairman
Brian D. Edgar, Director
Gordon P. Leask, Director
Megan M. Cameron-Jones, Director and Corporate Secretary
Robert G. Cuffney, Vice President, Exploration

Schedule C – Management Discussion & Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the nine months ended March 31, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the six months then ended. All dollar amounts are in Canadian dollars.

Description of Business

The Company is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company usually seeks a third party to further explore the projects. The Company's operations have been based in Nevada since 1993.

Directors' Report

The Company has continued to implement its plan for building shareholder value by adding Hans Rasmussen, a well-respected geologist/geophysicist, to its team. The Company has also commenced geological and geophysical surveys on its Slaven Canyon property where drilling is scheduled to commence in the near term.

During the quarter, gold prices peaked at US$433/oz, an eleven year high, then promptly sold off to the US$375/oz range. Understandably, gold mining and gold exploration indices are off sharply from their highs.

Over the period, White Knight acquired five additional claim blocks in the Cortez Trend; the McClusky Pass, Celt, Pat Canyon, Fye Canyon and Tonkin Summit properties, totaling approximately 19,280 acres. Impetus for these acquisitions were geologic insights gained over the past few years, coupled with the announcement by Placer Dome of the new Cortez Hills discovery located 2 miles south of the formerly producing Cortez Mine. As of early June 2003, Cortez Hills' resources were quoted at 5.5 million ounces of gold grading 3.63 grams/tonne. Since then, drilling at the Cortez Hills deposit is continuing with multiple rigs; however an updated resource is still forthcoming. Management believes that additions to the quoted resource will provide further encouragement for aggressive exploration of the Company's Cortez Trend properties, either by third party earn-ins or directly by the Company.

Since September 2003, the Company has raised $7.6 million through two private placements and $2.27 million through exercises of warrants and options for a total of $9.87 million. Working capital at April 30, 2004 is $8.04 million.

Mineral Property Update

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Acres	Square Miles
Cabin Creek	Eureka County, Nevada	Cortez	100%	600	0.938
Celt	Eureka County, Nevada	Cortez	100%	2,680	4.188
Cottonwood	Eureka County, Nevada	Cortez	100%	1,240	1.938
Fye Canyon	Eureka County, Nevada	Cortez	100%	6,180	9.656

Gold Bar Horst	Eureka County, Nevada	Cortez	100%	2,860	4.469
Gold Pick	Eureka County, Nevada	Cortez	100%	300	0.469
Hunter	Eureka County, Nevada	Cortez	100%	960	1.500
Indian Ranch	Eureka County, Nevada	Cortez	75%	10,880	17.000
McClusky Pass	Eureka County, Nevada	Cortez	100%	4,860	7.594
New Pass	Churchill County, Nevada	Austin-Lovelock	100%	2,140	3.344
Pat Canyon	Eureka County, Nevada	Cortez	100%	2,620	4.094
Slaven Canyon	Lander County, Nevada	Cortez	100%	5,852	9.144
Squaw Creek	Elko County, Nevada	Carlin	100%	3,020	4.719
Tonkin Summit	Eureka County, Nevada	Cortez	100%	2,940	4.594
Total				47,132	73.647

Celt Property

In October 2003, the Company acquired the Celt property which comprises 2,680 acres of mineral rights (134 unpatented mining claims) within the southern Cortez Trend, approximately 5 miles north of the previously producing Gold Bar Mine. Within the Celt area, slivers of Devonian carbonate rocks are caught up in a range-bounding fault and are in fault contact with Upper Plate Vinini Formation. Jasperoids developed in the carbonates assay up to 1.7 grams/tonne gold with high levels of arsenic, antimony and mercury. The major potential on the property lies outboard of the range front in areas covering potential Lower Plate rocks beneath Quarternary gravels which previous exploration avoided.

Indian Ranch Property

Placer Dome U.S. Inc. ("Placer Dome") has executed a two-hole Reverse Circulation drill program on the Indian Ranch property, Eureka County. The Company is awaiting a comprehensive geological, geophysical and stratigraphic report from Placer Dome with the results of its findings. Placer Dome is currently seeking permits to execute a more extensive drill campaign this field season. The property is located on the Cortez Trend, 18 kilometres southeast of the recently announced 7.5+ million ounce Cortez Joint Venture's Cortez Hills/ Pediment discovery and 10 kilometres south of the Cortez Joint Venture's ET Blue project. The Company holds an undivided 75% interest and Chapleau Resources Ltd. holds an undivided 25% interest in the property. Placer Dome may earn a 60% leasehold interest by expending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

Fye Canyon Property

The Fye Canyon property, originally comprised of 114 unpatented lode claims, was acquired through a lease agreement in November 2003 and subsequently 195 claims have been staked in surrounding area. The claims are situated 11 miles SSE of the recently discovered Cortez Hills gold deposit. Fye Canyon covers the southern projection of the NNW-SSE trending Cortez Fault which bounds the western edge of the Cortez Hills and Cortez gold deposits and an intersecting NE trending cross-structure. Upper Plate Vinini Formation outcrops on the eastern part of the claim block. The pediment covered western portion of the property lies along the projection of Lower Plate carbonate rocks from the Cortez window to the northwest and Tonkin window to the southeast. Elevated levels of mercury, arsenic and gold in hematitic and barite-veined Upper Plate lithologies suggest leakage from a gold deposit nearby. Under the terms of the lease agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. Minimum work obligations on the property are US$20,000 per year. A production royalty of 2% of Net Smelter Returns is payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

Pat Canyon Property

Since November 2003, the Company staked 131 unpatented claims abutting the southern boundary of the Fye Canyon claim block. The impetus for staking the claims is the projected intersection of the Cortez Fault and a major NE-SW trending structural feature. Bedrock on the claims consists largely of Tertiary volcanics which form a veneer over the potential ore-hosting Paleozoic rocks.

Slaven Canyon Property

The Company's Slaven Canyon property is comprised of 258 unpatented mining claims and 692 acres of leased land. The property now consists of 5,852 acres located in the northern Shoshone Range, Lander County, approximately 14 miles southeast of Battle Mountain and 3 miles southwest of Newmont's Mule Canyon Mine. The claims cover a drill defined gold resource of approximately 120,000 ounces (1.6 million tons @0.043 opt gold – calculated by Alta Gold).

Financings

In October 2003, the Company closed a private placement, issuing 2,500,000 common shares and 2,500,000 share purchase warrants, each warrant to purchase an additional share at $0.60 for a two year period. If at any time during the two year period, the closing price of the Company's shares exceeds $0.95 per share for a period of more than 20 consecutive business days, an accelerated exercise period will apply to the share purchase warrants. Proceeds of the private placement total $1.0 million. The Company paid a finder's fee to Dundee Securities Corp. consisting of 125,000 common shares and 125,000 share purchase warrants with the same terms as the private placement warrants, as well as 200,000 finder's warrant shares, each finder's warrant to purchase an additional share at $0.60 for a one year period.

In February 2004, the Company closed a brokered private placement, issuing 7,764,704 common shares and 7,764,704 share purchase warrants, each warrant to purchase an additional share at a price of $1.25 for a period of 18 months from closing. Proceeds of the private placement total $6.6 million. The Company paid to the agents a cash commission of 5% of the aggregate proceeds of the financing and issued brokers warrants that entitle the agents to purchase up to 543,529 common shares of the Company at a purchase price of $1.25 per share for a period of 18 months from the closing.

Investor Relations

In September 2003, the Company executed an agreement with Darrell Wellander, an independent businessman, who will provide investor relations services to the Company. The terms of the one-year agreement provide that Mr. Wellander will receive $500 per month and 150,000 incentive stock options priced at $0.41 for a one-year period.

Warrants

All 3,708,132 share purchase warrants issued at $0.44 pursuant to a private placement dated November 18, 1998 were exercised by the expiry date of November 18, 2003. Proceeds from the exercise totaled $1,631,578.

Liquidity

As at March 31, 2004, the Company had working capital of $8,274,533. This is an increase of $8,343,563 from working capital at March 31, 2003.

All in $1,000's except Loss per Share	Unaudited (Third Fiscal Quarter – Period Ended March 31, 2004)
Working capital	$ 8,274
Loss	$ 518
Loss per share	$ 0.01
Loss per share (fully diluted)	$ 0.00
Total assets	$ 10,732
Total liabilities	$ 73
Retained deficit	$ 10,364

Operations

For the nine months ended March 31

Loss for the period increased from $274,607 in 2003 to $517,907 in 2004. If the write-off of mineral property costs ($90,161 in 2003 and $96,161 in 2004) is excluded, the loss has increased from $184,446 in 2003 to $421,746 in 2004. Write-off of mineral property costs in 2003 and 2004 consisted of general exploration costs in Nevada. The increase in the loss after write-off of mineral property costs between 2003 and 2004 is primarily due to an increase in management fees, an adjustment to reflect non-cash stock based compensation as per CICA Handbook 3870 and increases in investor relations & shareholder information, transfer agent and listing fees, general corporate expenses, travel and wages..

Management fees and consulting fees increased from $80,927 in 2003 to $198,533 due to the increase in activity in 2004. Investor relations & shareholder information expense increased from $20,699 in 2003 to $36,362 in 2004 as a result of increased stock market activity. Transfer agent and listing fees increased from $7,952 in 2003 to $42,364 in 2004 reflecting costs associated with financing activities.

Investing and Financing

For the nine months ended March 31

Total expenditures on Nevada properties increased from $300,031 in 2003 to $690,803 in 2004 reflecting renewed industry-wide activity in Nevada. In 2004, 10,389,704 shares were issued in the form of private placements for net proceeds of $7,159,475. A total of 5,237,543 shares were issued on the exercise of warrants for total proceeds of $2,021,931 and 2,124,500 shares were issued on the exercise of incentive stock options for proceeds of $267,310 and 40,000 shares were issued relating to property acquisition. In 2003, 337,500 shares were issued on the exercise of incentive stock options and 40,000 shares were issued relating to property acquisition.

White Knight Resources Ltd.

Suite 922 - 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462
Facsimile: (604) 681-0180
Website: www.whiteknightres.com
Email: info@whiteknightres.com

DIRECTORS

John M. Leask, Chairman and President
Gordon P. Leask
Brian D. Edgar
Megan M. Cameron-Jones

SOLICITORS

Catalyst Corporate Finance Lawyers
Suite 1400, 1055 West Hastings Street
Vancouver, BC V6E 2E9

REGISTRAR & TRANSFER AGENT

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8

AUDITORS

Davidson & Company
Chartered Accountants
Suite 1270 - 609 Granville Street
Vancouver, BC V7Y 1G6

SHARES ISSUED AT MARCH 31, 2004

46,950,399
TSX Venture Exchange